Exhibit 16.1

[LETTERHEAD OF STEGMAN & COMPANY]

April 20 2009

Office of the Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.

Re:	Osiris Therapeutics, Inc.
Commission File No. 001-32966

Dear Sir or Madam:

We served as the independent public accountants for Osiris Therapeutics, Inc. for each of the last two fiscal years ended December 31, 2008 and 2007 and the interim period since then until we were dismissed as the independent public accountants of the Company on April 17, 2009.  We have read the statements about our firm included under Item 4.01 to the Current Report on Form 8-K dated April 17, 2009 of Osiris Therapeutics, Inc. which is to be filed with the Securities and Exchange Commission, and are in agreement with the statements contained therein as they pertain to our firm.

Very truly yours,

/s/ Stegman & Company